# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Borr Drilling Ltd, CIK 0001715497
CUSIP: GR1466R173
Title of class of securities: Common Stock
Address of issuer's principal executive offices: S.E. PEARMAN BUILDING, S.E. PEARMAN BUILDING, HAMILTON, Bermuda (D0), HM11
Date of event which requires filing of this statement: 11/25/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0002044151-24-000001
Filed by CIK 0002044151

## Reporting persons
- Granular Capital Ltd

## Item 1. Issuer
Name of issuer: Borr Drilling Ltd
Address of issuer's principal executive offices: S.E. PEARMAN BUILDING, S.E. PEARMAN BUILDING, HAMILTON, BERMUDA, HM11.

## Item 2. Person Filing
Name of person filing: Granular Capital Ltd
Address of principal business office or, if none, residence:
Granular Capital Ltd
4-5 Manchester Square
London
W1U 3PD
United Kingdom
Citizenship: Granular Capital Ltd is a company organized under the laws of the United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: The filing person certifies that it is a non-U.S. institution that is the functional equivalent of an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and is subject to a regulatory scheme (authorized and regulated by the UK Financial Conduct Authority) substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution.

## Item 4. Ownership
Amount beneficially owned: 40145132
Percent of class: 13.01%
Sole power to vote or to direct the vote: 40145132
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 40145132
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Granular Capital Ltd: Darren Mirams, Chief Compliance Officer (08/14/2026)